UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Dynagas LNG Partners LP dated November 10, 2014: Dynagas LNG Partners L.P. Reports Results for the Three and Nine Months Ended September 30, 2014

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2014

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

DYNAGAS LNG PARTNERS L.P. REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

ATHENS, Greece – November 10, 2014 - Dynagas LNG Partners LP (NasdaqGS: “DLNG”) (“Dynagas Partners” or the “Partnership”), an owner and operator of LNG carriers, today announced results (unaudited) for the three and nine months ended September 30, 2014.

Three and Nine months ended September 30, 2014 Highlights:

•

Net income for the three and nine months ended September 30, 2014 of $14.0 million and $35.2 million, respectively, an increase of 17.8% and 1.8% respectively over the same periods in 2013;

•

Adjusted Net Income(1) for the three and nine months ended September 30, 2014 of $14.3 million and $37.0 million, respectively, an increase of 37.7% and 22.1% respectively over the same periods in 2013;

•

Distributable Cash Flow(1)during the three and nine month periods ended September 30, 2014 of $16.3 million and $41.2 million, respectively, an increase of 40.1% and 21.6% respectively, from the same periods in 2013;

•

Adjusted EBITDA(1) for the three and nine month periods ended September 30, 2014 of $22.6 million and $56.1 million respectively; an increase of 40.8% and 18.7% respectively, from the same periods in 2013;

•

Adjusted Earnings per common unit(1) for the three and nine month periods ended September 30, 2014 of $0.40 and $1.20, respectively.

(1)Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measurements under U.S. GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Recent Developments:

Quarterly Cash Distribution: On October 22, 2014, the Partnership announced that its Board of Directors (the “Board”) declared a quarterly cash distribution for the third quarter of 2014 of $0.39 per unit, representing a 6.8% increase over the Partnership’s minimum quarterly distribution of $0.365 per unit, established at the time of the Partnership’s initial public offering of common units (“IPO”) and reflected in the Partnership’s partnership agreement, and reflects the contribution to operating results for a full quarter of the 2013 built LNG carrier Arctic Aurora. This cash distribution is scheduled to be paid on or about November   12, 2014, to all unitholders of record as of November 5, 2014.  As of November 10, 2014, the Partnership had 20,505,000 common units, 14,985,000 subordinated units and 35,526 general partner units issued and outstanding.

Public offering of $250 million Senior Unsecured Notes due 2019 (the “Notes”): On September 15, 2014, the Partnership completed a $250 million offering of senior unsecured notes due 2019. The Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on October 30, January 30, April 30 and July 30 of each year.  The net proceeds from the Notes offering were used to finance the majority of the acquisition price of the Yenisei River discussed below.

Completion of the acquisition of the LNG carrier Yenisei River: On September 25, 2014, the Partnership completed its previously announced acquisition from Dynagas Holding Ltd. (our “Sponsor”) of 100% of the ownership interests in the entity that owns and operates the Yenisei River, a 2013 built 155,000 cubic meter (cbm) ice class LNG carrier, for an aggregate purchase price of $257.5 million. As part of this acquisition, the Partnership acquired the Yenisei River and the related time charter. All of the other assets and liabilities relating to the Sponsor entity that owns the Yenisei River did not form part of the purchase price and were assumed by other Sponsor entities as the case may be. The acquisition was funded with the net proceeds of its recently completed $250 million senior unsecured notes public offering discussed above and cash on hand. As of November 10, 2014, following the acquisition of the Yenisei River, the Partnership’s fleet consisted of five LNG carriers with an average age of 4.9 years and an aggregate carrying capacity of 759,100 cbm.   Following this acquisition, the Management of the Partnership intends to recommend to the Board a further increase to the Partnership’s quarterly cash distribution of between $0.030 and $0.035 per unit, which, if approved by the Board, would become effective for the distribution for the quarter ending December 31, 2014 and would represent a quarterly cash distribution of between $0.42 per unit and $0.425 per unit.  Management can provide no assurance that it will make such recommendation, and if such recommendation is made, that it will be approved by the Board.

Management Commentary:

Tony Lauritzen, CEO of the Partnership commented: “We are pleased to report the Partnership’s earnings for the third quarter of 2014, which were within our expectations. In particular, we are focused on the performance of our fleet from a safety, operational and technical point of view. During this past quarter we had 100% fleet utilization, which is reflected in our financial results.

“We have previously stated that we would be focused in 2014 on operational efficiency and growth. We believe our operating costs are competitive due to our management and operational efficiency and continued to implement our growth strategy through the acquisition of the Yenisei River.  So far in 2014, we have increased the size of our fleet by approximately 69% on a cubic meter capacity basis, which has enabled us to pay increased cash distributions to our unitholders. Following the acquisition of our fifth LNG carrier, we intend to recommend to the Board a quarterly cash distribution of between $0.42 per unit and $0.425 per unit with respect to the quarter ending December 31, 2014, which, if approved by the Board, would represent a cash distribution per unit increase of approximately 15% since our IPO approximately twelve months ago.

“With our fleet fully contracted through 2016, we continue to focus our attention on further fleet growth and safe and efficient operations. The fleet of five LNG carriers (the “Optional Vessels”) currently owned by our Sponsor, provides us with an identified source of growth. In addition, the expertise and technical capabilities of our Manager, Dynagas Ltd., support our strategy of maintaining safe and efficient operations for our LNG Carriers. I look forward to working with our team in an effort to meet all of our goals.”

Financial Results Overview:

For the results and the selected financial data in each of the nine month periods ended September 30, 2014 and 2013 presented herein, the Partnership has compiled consolidated statements of income which were derived from the unaudited condensed consolidated financial statements for the periods presented.

	Three months Ended		Nine Months Ended
(U.S. dollars in thousands, except per unit data)	September 30, 2014 (unaudited)	September 30, 2013 (unaudited)	September 30, 2014 (unaudited)	September 30, 2013 (unaudited)
Voyage revenues	$28,841	$21,558	$70,713	$64,002
Net Income	$13,994	$11,878	$35,241	$34,606
Adjusted Net Income (1)	$14,337	$10,410	$36,962	$30,265
Operating Income	$17,358	$14,124	$42,450	$41,392
Adjusted EBITDA(1)	$22,578	$16,041	$56,054	$47,220
Earnings per common unit	$0.39	$0.55	$1.14	$1.59
Adjusted Earnings per common unit (1)	$0.40	$0.48	$1.20	$1.39
Distributable Cash Flow(1)	$16,343	$11,658	$41,223	$33,904

(1) Adjusted Net Income, Adjusted EBITDA, Adjusted Earnings per common unit and Distributable Cash Flow are not recognized measurements under U.S. GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Three months ended September 30, 2014 and 2013 Financial Results

The Partnership reported net income of $14.0 million for the three months ended September 30, 2014, as compared to $11.9 million in the corresponding period of 2013, representing an increase of $2.1 million, or 17.8%. Excluding the non-cash items presented in Appendix B, Adjusted Net Income for the three months ended September 30, 2014 was $14.3 million, compared to Adjusted Net Income of $10.4 million for the corresponding period in 2013, representing an increase of $3.9 million, or 37.7%. Operating income for the three month period ended September 30, 2014 was $17.4 million, compared to $14.1 million in the corresponding period of 2013, representing an increase of $3.2 million, or 22.9%.

Adjusted EBITDA (which is non-GAAP measure used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance) for the three months ended September 30, 2014 was $22.6 million compared to $16.0 million for the corresponding period of 2013, representing an increase of $6.5 million, or 40.8%.

The Partnership's Distributable Cash Flow for the three-month period ended September 30, 2014 was $16.3 million. Distributable Cash Flow is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Voyage revenues increased to $28.8 million for the three-month period ended September 30, 2014, as compared to $21.6 million for the same period in 2013,the increase being exclusively attributable to the addition in the Partnership’s fleet of the LNGs carriers Arctic Aurora and Yenisei River on June 23, 2014 and September 25, 2014, respectively. During the three-month period ended September 30, 2014, our fleet Available days increased to 373.5 days, compared to 276 Available days during the three month period ended September 30, 2013.

Vessel operating expenses increased by 64.1% to $4.6 million in the three-month period ended September 30, 2014 compared to $2.8 million for the same period in 2013, mainly due to the operation of the Arctic Aurora and Yenisei River, the two LNG carriers we acquired from our Sponsor on June 23, 2014 and September 25, 2014, respectively, and increased crew costs. In this regard, daily operating expenses were $12,414 per LNG carrier during the three months ended September 30, 2014 from $10,254 per LNG carrier in the corresponding period of 2013. Similarly impacted from the aforementioned acquisitions by an aggregate $1.7 million were the Partnership’s management fees and depreciation expense for the three month period ended September 30, 2014.

The Partnership’s operating results were also impacted by increased general and administrative costs of approximately $0.3 million, mainly due to additional fees and expenses as a result of being a public company since November 2013.

The overall financial performance of the Partnership in the periods discussed reflected also the increase in the weighted average interest rate as well as weighted average outstanding indebtedness in the three months ended September 30, 2014 as compared to the corresponding period of 2013 that resulted in an approximate $1.3 million increase in the Partnership’s interest and finance costs.

The Partnership reported average daily hire gross of commissions on a cash basis(1) of approximately $78,250 per day per vessel in the three months ended September 30, 2014, compared to approximately $72,400 in the same period of 2013. During both three month periods ended September 30, 2014 and 2013, all of the Partnership’s vessels operated at 100% utilization.

(1)Average daily hire gross of commissions on a cash basis represents voyage revenue on a cash basis, without taking into consideration the non-cash time charter amortization expense, divided by the Available Days in our fleet as described in Appendix B.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Nine Months ended September 30, 2014 and 2013 Financial Results

The Partnership reported net income attributable to unitholders of $35.2 million for the nine months ended September 30, 2014, as compared to $34.6 million in the corresponding period of 2013, representing an increase of $0.6 million, or 1.8%. Excluding the non-cash items presented in Appendix B, Adjusted Net Income for the nine months ended September 30, 2014 was $37.0 million, compared to Adjusted Net Income of $30.3 million for the corresponding period in 2013, representing an increase of $6.7 million, or 22.1%. Operating income for the nine months ended September 30, 2014 was $42.5 million, compared to $41.4 million in the corresponding period of 2013, representing an increase of $1.1 million, or 2.6%.

Adjusted EBITDA for the nine month period ended September 30, 2014 was $56.1 million compared to $47.2 million for the comparative period of 2013, representing an increase of $8.8 million, or 18.7%.

The Partnership's Distributable Cash Flow for the nine months ended September 30, 2014 was $41.2 million. Distributable Cash Flow is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix B.

Voyage revenues increased to $70.7 million for the nine-month period ended September 30, 2014, as compared to $64.0 million for the same period in 2013 as a result of the above discussed acquisitions from our Sponsor that took place on June 23, 2014 and September 25, 2014, respectively. During the nine-month period ended September 30, 2014, our fleet Available days increased to 924 days, compared to 819 Available days during the nine month period ended September 30, 2013.

Vessel operating expenses increased by 23.9% to $11.2 million in the nine-month period ended September 30, 2014 compared to $9.1 million for the same period in 2013, mainly reflecting the partial operation of the two LNG carriers recently acquired from our Sponsor on June 23, 2014 and September 25, 2014, discussed above, and slightly increased operational costs.

Daily operating expenses were $12,138 per LNG carrier during the nine months ended September 30, 2014 from $11,065 per LNG carrier in the corresponding period of 2013. No special survey and dry-dock repairs were incurred on any of our LNG carriers in the periods under discussion.

During the nine months ended September 30, 2014, the Partnership incurred $1.4 million of general and administrative costs versus $0.1 million in the corresponding period of 2013.

During the nine months ended September 30, 2014, the Partnership’s results were also impacted by the higher levels of weighted average interest and commitment fees under our existing and previous credit facilities that increased the Partnership’s interest and finance costs by approximately $0.7 million.

The Partnership reported average daily hire gross of commissions on a cash basis(1) earned by its LNG carriers of approximately $78,300 per day per vessel in the nine months ended September 30 2014, versus approximately $72,400 in the same period of 2013. During both nine month periods ended September 30, 2014 and 2013, all of the Partnership’s vessels operated at 100% utilization.

(1)  Average daily hire gross of commissions on a cash basis represents voyage revenue on a cash basis without taking into consideration the non-cash time charter amortization expense divided by the Available Days in our fleet as described in Appendix B.

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the condensed financials presented below.

Liquidity Position

As of September 30, 2014, the Partnership reported cash of $35.1 million (including minimum cash liquidity requirements imposed by our lenders). Total indebtedness as of September 30, 2014 was $580.0 million. The weighted average interest rate accruing on the Partnership’s senior secured revolving credit facility (under which the Partnership has outstanding borrowings of $330.0 million) during the nine months ended September 30, 2014 was approximately 3.1%.

During the nine months ended September 30, 2014, the Partnership generated net cash from operating activities of $55.8 million, compared to $36.4 million in the same period in 2013, which is the effect of (i) higher revenues earned on a cash basis on one of our fleet vessels in relation to the nine month period ended September 30, 2013, (ii) the fleet increase resultant from the acquisition from our Sponsor of the Arctic Aurora and the Yenisei River in the second and third quarters of 2014 and (iii) other non-cash and operating assets and liabilities variations between compared periods.

As of September 30, 2014, the Partnership had total available liquidity of $65.1 million (comprised of $35.1 million in cash, including minimum cash liquidity requirements imposed by its lenders, and $30.0 million of borrowing capacity under its Sponsor facility).

Time charter coverage

As of November 10, 2014, the Partnership had contracted employment for 100% of its total fleet Calendar Days through the end of 2016 and 80% of its fleet Calendar Days for 2017. Time charter coverage with regards to total fleet Calendar Days is calculated on the basis of the earliest estimated redelivery dates provided in our current time charter contracts.

The contracted revenue backlog for the Partnership as of November 10, 2014 was approximately $710.8 million with an average remaining contract duration of 5.3 years(1).

(1) We calculate our contracted revenue backlog by multiplying the contractual daily hire rate by the minimum expected number of days committed under the contracts (excluding options to extend), assuming full utilization. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to, for example, shipyard and maintenance projects, downtime and other factors that result in lower revenues than our average contract backlog per day.

Conference Call and Webcast: November 11, 2014

As announced, the Partnership’s  management team will host a conference call on Tuesday, November 11, 2014 at 8:30 a.m. Eastern Time to discuss the Partnership’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote "Dynagas"

A telephonic replay of the conference call will be available until November 18, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 59711562#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Dynagas LNG Partners website www.dynagaspartners.com.  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the third quarter and nine months ended September 30, 2014 financial results will be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website www.dynagaspartners.com on the webcast page. Participants to the webcast can download the PDF presentation.

 About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NasdaqGS: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (LNG) carriers employed on multi-year charters. The current fleet of Dynagas Partners consists of five LNG carriers, with an aggregate carrying capacity of approximately 759,100 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674

Greece

Attention: Michael Gregos
Telephone: (011) 30 210 8917260
Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for Liquefied Natural Gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

(In thousands of U.S. dollars except units and per unit data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
REVENUES
Voyage revenues	$28,841	$21,558	$70,713	$64,002
EXPENSES
Voyage expenses	(276)	(157)	(640)	(497)
Voyage expenses-related party	(365)	(249)	(904)	(741)
Vessel operating expenses	(4,643)	(2,830)	(11,228)	(9,062)
General and administrative expenses	(367)	(85)	(1,388)	(106)
Management fees related party	(963)	(690)	(2,382)	(2,048)
Depreciation	(4,869)	(3,423)	(11,721)	(10,156)
Operating income	17,358	14,124	42,450	41,392
Interest and finance costs, net	(3,372)	(2,208)	(7,371)	(6,799)
Other, net	8	(38)	162	13

Net Income	$13,994	$11,878	$35,241	$34,606
Earnings per unit, basic and diluted

Common unit (basic and diluted)	$0.39	$0.55	$1.14	$1.59
Subordinated unit (basic and diluted)	$0.39	$0.55	$1.05	$1.59
General Partner unit (basic and diluted)	$0.39	$0.55	$1.10	$1.59
Weighted average number of units outstanding, basic and diluted (1):
Common units	20,505,000	6,735,000	17,108,077	6,735,000
Subordinated units	14,985,000	14,985,000	14,985,000	14,985,000
General Partner units	35,526	30,000	32,125	30,000

(1) On October 29, 2013, the Partnership issued i) to Dynagas Holding Ltd, 6,735,000 common units and 14,985,000 subordinated units and ii) to Dynagas GP LLC (the “General Partner”), a company owned and controlled by Dynagas Holding Ltd, 30,000 general partner units (the General Partner Units, together with the issued common units and subordinated units represent all of the outstanding interests in the Partnership). The unit and per unit data included this section have been restated to reflect the issuance of the above units for the period ended September 30, 2013.

DYNAGAS LNG PARTNERS LP

Unaudited Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. Dollars—except for unit data)

	September 30, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,060	$5,677
Due from related party	379	1,456
Other current assets	1,449	473
Total current assets	12,888	7,606

FIXED ASSETS, NET:
Vessels, net	845,984	453,175
Total fixed assets, net	845,984	453,175
OTHER NON CURRENT ASSETS:
Restricted cash	24,000	22,000
Due from related party	1,125	675
Deferred revenue and other deferred charges	8,909	5,279
Total assets	$892,906	$488,735

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$20,000	$—
Trade payables	2,534	3,743
Loan from related party	—	5,500
Due to related party	819	—
Accrued liabilities and other payables	2,017	1,041
Unearned revenue	9,719	4,619
Total current liabilities	35,089	14,903
Deferred revenue	1,585	2,048
Long-Term Debt, net of current portion	560,000	214,085
Total non-current liabilities	561,585	216,133

PARTNERS’ EQUITY:
General partner: 35,526 units issued and outstanding as at September 30, 2014 and 30,000 units issued and outstanding as of December 31, 2013	81	150
Common unitholders: 20,505,000 units issued and outstanding as at September 30, 2014 and 14,985,000 units issued and outstanding as of December 31, 2013	303,893	182,969
Subordinated unitholders: 14,985,000 units issued and outstanding as at September 30, 2014 and December 31, 2013	(7,742)	74,580
Total partners’ equity	296,232	257,699

Total liabilities and partners’ equity	$892,906	$488,735

DYNAGAS LNG PARTNERS LP

Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2014	2013
Cash flows from Operating Activities:
Net income:	$35,241	$34,606
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,721	10,156
Amortization of deferred financing fees	394	398
Deferred revenue	1,721	(4,341)
Changes in operating assets and liabilities:
Trade receivables	190	130
Prepayments and other assets	(340)	(339)
Inventories	(400)	—
Due from/ to related party	1,465	215
Trade payables	295	(1,826)
Accrued liabilities and other payables	449	(449)
Unearned revenue	5,100	(2,156)

Net cash provided by Operating Activities	55,836	36,394

Cash flows used in Investing Activities
Vessel Acquisitions	(404,448)	—
Net cash used in Investing Activities	(404,448)	—

Cash flows from/ (used in) Financing Activities:
Decrease/(increase) in restricted cash	(2,000)	6,773
Payment of IPO issuance costs	(1,794)	—
Issuance of common units, net of issuance costs	120,577	—
Issuance of general partner units	126	—
Preferential deemed dividend	(88,122)	—
Distributions paid	(29,155)	—
Proceeds from long-term debt	590,000	—
Repayment of long-term debt	(224,085)	(32,505)
Repayment of loan to related party	(5,500)	—
Payment of finance fees	(6,052)	—
Net cash provided by/(used in) Financing Activities	353,995	(25,732)

Net increase in cash and cash equivalents	5,383	10,662
Cash and cash equivalents at beginning of the period	5,677	—
Cash and cash equivalents at end of the period	$11,060	$10,662

APPENDIX B

Fleet statistics

	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in United states dollars except for operating data)	2014	2013	2014	2013

Number of vessels at the end of period	5	3	5	3
Average number of vessels in the period (1)	4.1	3.0	3.4	3.0
Calendar Days (2)	374.0	276.0	925.0	819.0
Available Days (3)	373.5	276.0	924.0	819.0
Revenue earning days (5)	373.5	276.0	924.0	819.0
Time Charter Equivalent (4)	$75,502	$76,638	$74,858	$76,635
Fleet Utilization (5)	100%	100%	100%	100%
Vessel daily operating expenses (6)	$12,414	$10,254	$12,138	$11,065

(1)  Represents the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)   Calendar days are the total days we possessed the vessels in our fleet for the relevant period.

(3)  Available days are the total number of Calendar Days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

(4)  Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the quarters ended and nine month periods ended September 30, 2014 and 2013 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and Available days):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Voyage revenues	$28,841	$21,558	$70,713	$64,002
Voyage Expenses (7)	(641)	(406)	(1,544)	(1,238)
Time Charter equivalent revenues	$28,200	$21,152	$69,169	$62,764
Available Days (3)	373.5	276.0	924.0	819.0
Time charter equivalent (TCE) rate	$75,502	$76,638	$74,858	$76,635

(5)  We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)  Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs and flag taxes, is calculated by dividing vessel operating expenses by fleet Calendar Days for the relevant time period.

(7)  Voyage expenses include commissions of 1.25% paid to our Manager and third party ship brokers, when defined in the charter parties, bunkers, port expenses and other minor voyage expenses.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Reconciliation to Net Income	(In thousands of U.S. dollars)
Net Income	$13,994	$11,878	$35,241	$34,606

Net interest and finance costs (1)	3,372	2,208	7,371	6,799
Depreciation	4,869	3,423	11,721	10,156
Non- recurring expense from accelerated time charter amortization	—	—	908	—
Charter hire amortization	343	(1,468)	813	(4,341)
Adjusted EBITDA	$22,578	$16,041	$56,054	$47,220

(1)Includes interest and finance costs and interest income, if any

We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items, such as accelerated time charter amortization. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance.

The Partnership believes that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

Reconciliation of Net Income to Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
	(In thousands of U.S. dollars)
Net Income	$13,994	$11,878	$35,241	$34,606
Non- recurring expense from accelerated time charter amortization	—	—	908	—
Charter hire amortization	343	(1,468)	813	(4,341)
Adjusted Net Income	$14,337	$10,410	$36,962	$30,265
Less: Adjusted Net Income attributable to subordinated unitholders and general partner	(6,062)	(7,186)	(16,479)	(20,893)
Common unitholders’ interest in Adjusted Net Income	8,275	3,224	20,483	9,372
Weighted average number of common units outstanding, basic and diluted:	20,505,000	6,735,000	17,108,077	6,735,000
Adjusted Earnings per common unit, basic and diluted	$0.40	$0.48	$1.20	$1.39

Adjusted Net Income represents net income before non-recurring expense resulting from accelerated time charter amortization and charter hire amortization related to time charters with escalating time charter rates, both of which are significant non-cash items. Adjusted Net Income available to common unitholders represents the common unitholders interest in Adjusted Net Income for each period presented. Adjusted Earnings per common unit represents Adjusted Net Income attributable to common unitholders divided by the weighted average common units outstanding during each period presented.

Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, are not recognized measurements under U.S. GAAP and should not be regarded as substitutes for net income and earnings per unit, basic and diluted. The Partnership’s definition of Adjusted Net Income, Adjusted Net Income per common unit and Adjusted Earnings per common unit, basic and diluted, may not be the same at that reported by other companies in the shipping industry or other industries. We believe that the presentation of Adjusted Net Income and Adjusted earnings per unit available to common unitholders are useful to investors because they facilitate the comparability and the evaluation of companies in our industry. In addition, we believe that Adjusted Net Income is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted Net Income generally eliminates the accounting effects of items which may vary for different companies for reasons unrelated to overall operating performance. Our presentation of Adjusted Net Income available to common unitholders and Adjusted Earnings per common unit should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Distributable Cash Flow Reconciliation

	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2014
Net Income	$13,994	$35,241
Depreciation	4,869	11,721
Amortization of deferred finance fees	158	394
Net interest and finance costs, excluding amortization(1)	3,214	6,977
Non-recurring expense from accelerated time charter amortization	—	908
Charter hire amortization	343	813
Adjusted EBITDA	22,578	56,054
Net interest and finance costs, excluding amortization(1)	(3,214)	(6,977)
Maintenance capital expenditure reserves	(694)	(1,738)
Replacement capital expenditure reserves	(2,327)	(6,116)
Distributable Cash Flow	$16,343	$41,223

(1)Includes interest and finance costs and interest income, if any

Distributable Cash Flow with respect to any period presented means Adjusted EBITDA after considering period interest and finance costs, non-cash revenue amortization adjustments and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable Cash Flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Our calculation of the Distributable Cash Flow may not be comparable to that reported by other companies. Distributable Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with GAAP.